Sub-Item 77C:   Submission of matters to a vote of security holders

The Board of Trustees of the Elevation ETF Trust has approved an Agreement and Plan of Reorganization (“Agreement”) providing for the reorganization (the “Reorganization”) of the Dhandho Junoon ETF (the “Target Fund”) into a corresponding newly-created exchange-traded fund (ETF) of the Cambria ETF Trust (the “Acquiring Fund”).

Shareholders of record as of October 25, 2016 of the Target Fund approved the Reorganization of the Target Fund into the corresponding Acquiring Fund at the December 5, 2016 special shareholder meeting. The Reorganization is expected to close on or around January 23, 2017.

The results of the December 5, 2016 special shareholder meeting for the Target Fund were:

Proposal with respect to Dhandho Junoon ETF

To approve an Agreement and Plan of Reorganization and Termination providing for the reorganization of the Dhandho Junoon ETF (the “Existing Fund”), a series of Elevation ETF Trust, into the Dhandho Junoon ETF (the “New Fund”), a newly created series of Cambria ETF Trust.

Dhandho Junoon ETF	Number of Shares	% of Shares Voted
Affirmative	64,184	92.240%
Against	5,400	7.760%
Abstain	0	0%
Total	69,584	100.00%